SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

December 30, 2010

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: December 30, 2010

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

30 December 2010

Smith & Nephew plc (the "Company") announces that on 29 December 2010 it received notification that the following person discharging managerial responsibilities ("PDMR") exercised options and disposed of ordinary shares of US$0.20 on 24 December 2010 as follows:

Name of PDMR:	G. Kelvin Johnson
Plan	2001 UK Unapproved Option Plan
Number of ordinary shares under option purchased on exercise	i. 7,000 ii. 8,000 iii. 12,000
Option price per ordinary share	i. 521p ii. 533p iii. 514p
No. of ordinary shares disposed:	i. 7,000 ii. 8,000 iii. 12,000
Total holding following notification:	4,563 ordinary shares

Notes

i)          The shares were sold at a price of 678.2068p per share.
ii)         The transactions took place in London, UK.
iii)        The total percentage holding following notification is less than 0.01%.
iv)        This announcement is made in accordance with the requirements of DTR 3.1.2 R.

Gemma Parsons
Deputy Company Secretary
Tel: 020 7401 7646